Filed by Standard BioTools Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Standard BioTools Inc.
Commission File No.: 001-34180

Standard BioTools Announces Filing of Registration Statement in Connection with Treeline Biosciences Transaction

Highlights combined company’s strong financial position with over $900 million expected at closing, Treeline’s deep clinical-stage pipeline, planned 2027 data updates for TLN-121 and TLN-372, and expected new program clinical starts

Includes headline Phase 1 monotherapy data for TLN-121 in relapsed or refractory lymphomas with overall response rate of 84%, complete response rate of 32% and no observed dose-limiting toxicities

Sue Desmond-Hellmann, renowned industry veteran, joined Treeline’s Board of Directors

BOSTON, Mass. July 20, 2026 – Standard BioTools Inc. (NASDAQ: LAB) (“Standard BioTools”) today announced the filing of a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) in connection with its previously announced definitive merger agreement with Treeline Biosciences, Inc. (“Treeline”). Upon completion of the all-stock merger, which is expected to occur in the second half of 2026, the combined company is expected to operate under the name Treeline Biosciences Holdings, Inc. and trade on The Nasdaq Stock Market LLC under the ticker symbol “TRLN”.

The registration statement provides an overview of Treeline’s in-house discovery and development organization, deep pipeline, and early clinical and preclinical data that support the development of TLN-121 (BCL6 degrader), TLN-254 (EZH2 inhibitor), TLN-372 (pan-KRAS inhibitor), and TLN-499 (BCL-XL degrader).

Michael Egholm, PhD, President and Chief Executive Officer of Standard BioTools, said, “This is an important transaction milestone as we move closer to completing our merger with Treeline. Treeline’s exciting initial data highlights the immense near and long-term value potential of its pipeline and we are pleased to offer our stockholders the unique opportunity to participate in Treeline’s future growth prospects.”

Josh Bilenker, M.D., co-founder and Chief Executive Officer of Treeline, said, “Strengthening our cash position through this transaction with Standard BioTools will help us accelerate the development of our clinical programs. The encouraging initial clinical data for TLN-121 bode very well for its potential to play a broad role in the management of lymphoma. Moreover, this transaction supports further development of TLN-372, our pan-KRAS inhibitor, and planned clinical entries that include targeted therapy ADCs and previously unliganded targets. I’d also like to formally welcome Sue Desmond-Hellmann to our Board of Directors. We are grateful to be the beneficiaries of the hard-won wisdom and judgment she has accumulated over her remarkable career.”

Headline TLN-121 Clinical Data

TLN-121 is an oral protein degrader of BCL6, a transcriptional repressor protein important to germinal center biology. Most diffuse large B-cell, follicular and T follicular helper peripheral T-cell lymphomas (DLBCL, FL and TFH PTCLs) depend on BCL6 for their growth and survival. Initial data from the dose escalation portion of an ongoing Phase 1 trial demonstrates promising monotherapy activity and tolerability for TLN-121. As of a data cutoff date of March 6, 2026, across efficacy-evaluable patients with relapsed or refractory DLBCL, FL, or TFH PTCL, the blended overall response rate (ORR) was 84% (n=16/19) and the complete response (CR) rate was 32% (n=6/19), by the Lugano criteria. Complete responses were observed in all 3 histologies. Responses were achieved in heavily pretreated patients who had received 2-8 prior lines of therapy. Of the patients with DLBCL and FL, 50% had received a prior T-/immune-cell engager and 33% of patients had received prior CAR-T therapy. TLN-121 was well tolerated, with no dose-limiting toxicities reported. Most treatment-emergent and treatment-related adverse events were Grade 1. In future expansion cohorts Treeline plans to evaluate TLN-121 both as a monotherapy and in combination with other anti-lymphoma agents.

Interim data readouts for both TLN-121 and TLN-372 are planned for 2027. More precise guidance on the timing of these readouts will be provided in early 2027.

Strong Financial Position

At closing, the combined company is expected to have more than $900 million in pro-forma cash, which is expected to fund operations and support Treeline’s robust development pipeline into 2029. Treeline previously raised approximately $1.2 billion from a syndicate of leading life sciences investors.

Appointment of Sue Desmond-Hellmann to Treeline Board of Directors

Sue Desmond-Hellmann, M.D., M.P.H., served as Chief Executive Officer of the Bill & Melinda Gates Foundation from 2014 to 2020 and as Chancellor of the University of California, San Francisco from 2009 to 2014. Earlier, in her 14-year career at Genentech, she brought numerous new medicines through development and approval, in roles that included Chief Medical Officer and President of Product Development.

“It is striking how much Treeline has accomplished in just five years,” said Dr. Desmond-Hellman. “I am excited to help the team make the most of the promising science I have seen.”

About Standard BioTools Inc.

Standard BioTools, Inc. (NASDAQ: LAB), is committed to setting the new standard in the life science tools industry through strategic consolidation, best-in-class operations and a world-class management team. The Company’s established portfolio includes essential, standardized next-generation solutions designed to help biomedical researchers develop better therapeutics faster.

For Research Use Only. Not for use in diagnostic procedures.

Limited Use Label License and other terms may apply: standardbio.com/legal/terms-and-conditions/.

Patent and License Information: standardbio.com/legal/notices.

Trademarks: standardbio.com/legal/trademarks. Any other trademarks are the sole property of their respective owners. ©2026 Standard BioTools Inc. (f.k.a. Fluidigm Corporation). All rights reserved.

About Treeline Biosciences, Inc.

Treeline is a clinical-stage biopharma company that aspires to make medicines at the highest level. We match compelling biological targets with proven drug approaches, including small molecule inhibitors, protein degraders, and targeted therapy antibody-drug conjugates, by integrating in-house R&D with leading-edge computational tools. We choose programs with the potential to redefine the treatment of serious diseases. We are led by a team with deep experience across drug discovery and development, working across sites in the U.S. and Europe. Our pipeline spans oncology, neurology and immunology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, among others, statements regarding the expected timing of the closing of the transaction; the potential benefits of the proposed transaction; the prospective performance and outlook of the combined company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction; the combined company’s expected cash at closing and cash runway; Treeline’s product candidates and the potential benefits thereof and potential new indications; Treeline’s expectations with regard to the timing and availability of data from its current and planned clinical trials and preclinical studies; as well as any assumptions underlying any of the foregoing. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, risks and uncertainties related to: (i) the ability to obtain the requisite approval from stockholders of Standard BioTools; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require either party to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the parties’ ability to retain and hire key personnel, their ability to maintain relationships with customers, suppliers and others with whom they do business, their business generally or their stock price; (vii) risks related to diverting management’s attention from ongoing business operations or the loss of one or more members of the management team; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) the parties’ ability to realize the anticipated benefits of the proposed transaction; (x) the risk that the parties may assume unexpected liabilities and expenses as a result of the transaction; (xi) the risk that the potential dispositions of Standard BioTools’ Mass Cytometry and Microfluidics businesses may not be completed on favorable terms or at all; (xii) the risk that Standard BioTools could fail to maintain the listing of its common stock on Nasdaq; (xiii) uncertainties as to the potential for development, commercialization and other benefits of any of Treeline’s product candidates; and (xiv) uncertainties as to Treeline’s anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for commencing clinical trials and announcing data and other clinical results. For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 16, 2026, Standard BioTools’ most recent Quarterly Report on Form 10-Q and in Standard BioTools’ other filings with the SEC. Should any of these risks or uncertainties materialize, actual results could differ materially from expectations. These forward-looking statements speak only as of the date hereof. Neither Standard BioTools nor Treeline assumes any obligation to, and does not currently intend to, update any such forward-looking statements except as may be required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction involving Standard BioTools and Treeline. In connection with the proposed transaction and required stockholder approval, Standard BioTools has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary proxy statement and a preliminary prospectus of Standard BioTools. This communication is not a substitute for the proxy statement/prospectus or any other document that Standard BioTools has filed or may file with the SEC or send to its stockholders in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Standard BioTools.

INVESTORS AND STOCKHOLDERS OF STANDARD BIOTOOLS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS, SUPPLEMENTS AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT MATERIALS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STANDARD BIOTOOLS, TREELINE AND THE PROPOSED TRANSACTION. Copies of the materials filed or to be filed by Standard BioTools with the SEC may be obtained free of charge on Standard BioTools’ Investor Relations website at https://investors.standardbio.com or by contacting Standard BioTools’ Investor Relations department at ir@standardbio.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Standard BioTools, Treeline and certain of their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies of Standard BioTools stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of Standard BioTools’ executive officers and directors who may, under SEC rules, be deemed participants  in the solicitation by reading Standard BioTools’ proxy statement for its 2026 annual meeting of stockholders (including under the headings “Management and Corporate Governance,” “Executive Officer and Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation” and “Certain Relationships and Related Transactions, and Director Independence”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, subsequent Quarterly Reports on Form 10-Q and Standard BioTools’ other filings with the SEC. Information regarding Treeline’s directors and executive officers who may be deemed participants in the solicitation is contained in the registration statement on Form S-4 filed by Standard BioTools. These documents are or will be available free of charge at the SEC’s website at www.sec.gov or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at ir@standardbio.com.

Contacts:

Standard BioTools
IR:
ir@standardbio.com

Media:
Dan Moore / Nick Lamplough / Tali Epstein
Collected Strategies
LAB-CS@collectedstrategies.com

Treeline Biosciences
IR:
Sarah McCabe
samccabe@treeline.bio

Media:
FGS Global
TreelineBiosciences@fgsglobal.com